SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

686688-10-2
(CUSIP Number)

FIMI IV 2007 Ltd., Electra Tower, 98 Yigal Alon Street, Tel-Aviv 67891, Israel
Tel: +972-3-5652244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686688-10-2	Schedule 13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS FIMI IV 2007 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,451,077*^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,924,118*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,077^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.02%*^
14	TYPE OF REPORTING PERSON CO

* See Item 5 –for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4 on Schedule 13D filed on February 12, 2015. The number of shares held by the other parties which are not Reporting Persons pursuant to this Amendment is based on Schedule 13D filed by Bronicki Investments Ltd. filed on December 22, 2016.

CUSIP No. 686688-10-2	Schedule 13D/A	Page 3 of 8

1	NAMES OF REPORTING PERSONS FIMI ENRG, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,451,077* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,924,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,077*^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.02%^
14	TYPE OF REPORTING PERSON PN

* See Item 5 –for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4 on Schedule 13D filed on February 12, 2015. The number of shares held by the other parties which are not Reporting Persons pursuant to this Amendment is based on Schedule 13D filed by Bronicki Investments Ltd. filed on December 22, 2016.

CUSIP No. 686688-10-2	Schedule 13D/A	Page 4 of 8

1	NAMES OF REPORTING PERSONS FIMI ENRG, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,451,077*^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,924,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,077*^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.02%^
14	TYPE OF REPORTING PERSON PN

* See Item 5 – for beneficial ownership information.
^  Includes Shares beneficially owned by the other parties to the SHA described in Item 4 on Schedule 13D filed on February 12, 2015. The number of shares held by the other parties which are not Reporting Persons pursuant to this Amendment is based on Schedule 13D filed by Bronicki Investments Ltd. filed on December 22, 2016.

CUSIP No. 686688-10-2	Schedule 13D/A	Page 5 of 8

1	NAMES OF REPORTING PERSONS Ishay Davidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,451,077* ^
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,924,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,451,077*^
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.02%^
14	TYPE OF REPORTING PERSON IN

* See Item 5 for beneficial ownership information.
^ Includes Shares beneficially owned by the other parties to the SHA described in Item 4 on Schedule 13D filed on February 12, 2015. The number of shares held by the other parties which are not Reporting Persons pursuant to this Amendment is based on Schedule 13D filed by Bronicki Investments Ltd. filed on December 22, 2016.

Item 1.  Security and Issuer.

This Amendment No 1. supplements and amends the statement on Schedule 13D filed on February 12, 2015 (the "Schedule 13D") which relates to shares of common stock, par value $0.001 per share (the "Shares") of Ormat Technologies, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 6225 Neil Road, Reno, Nevada 89511.  This Amendment amends and supplements Items 4, 5, 6 and 7 of Schedule 13D.  Capitalized terms used hereunder and not otherwise defined shall have the meaning ascribed to them in Schedule 13D.

Item 4.  Purpose of Transaction.
The following amends and supplements Item 4 of Schedule 13D.

On May 4, 2017, FIMI ENRG 1, FIMI ENRG 2, Bronicki Investments, Mr. Isaac Angel, the Issuer's Chief Executive Officer, and Mr. Doron Blachar, the Issuer's Chief Financial Officer, as sellers (collectively, the "Sellers") have entered into a stock purchase agreement ("Stock Purchase Agreement") with Orix Corporation ("ORIX"), as buyer, pursuant to which, upon (and subject to) the consummation of the transactions contemplated thereunder, ORIX will purchase an aggregate of approximately 11 million Shares of the Issuer that are owned by FIMI ENRG 1, FIMI ENRG 2, Bronicki Investments, and each of Mr. Angel and Mr. Blachar (the "Purchased Shares"). The per share sale price to be paid by Orix at closing (subject to satisfaction of certain closing conditions, including regulatory approvals) per each Share is $57 and ORIX will pay to the Sellers as consideration for the Purchased Shares an aggregate amount of approximately $627 million.

Gillon Beck, the Chairman of the Issuer's board of directors, and Ami Boehm, a member of the Issuer's board of directors, which are officers of FIMI IV 2007, the managing general partner of FIMI ENRG, will also be selling (directly or indirectly) to ORIX a portion of their Shares of the Issuer resulting from the vesting of stock options that were granted to them in connection with their services as directors.  Such Shares are included in the Purchased Shares set forth above.

Effective immediately upon the closing of the transactions contemplated by the Stock Purchase Agreement, Mr. Ami Boehm and Mr. Gillon Beck will resign as directors of the Issuer.

The closing of the transactions contemplated by the Stock Purchase Agreement is subject to satisfaction of certain closing conditions, including regulatory approvals, the resignation of the directors as contemplated above (and of an additional director), the appointment, effective as of the closing, of ORIX's designees to the Issuer's board of directors to fill the vacancies created by the resignation of Mr. Ami Boehm, Mr. Gillon Beck and an additional director from the board of directors of the Issuer, the appointment, effective as of the closing, of a fourth person to be mutually agreed by the Issuer and ORIX to serve as a new independent director on the Issuer's expanded nine-person board of directors, and the execution of the registration rights agreement and governance agreement both between ORIX and the Issuer as described above.

The foregoing summary of the Stock Purchase Agreement is not exhaustive, does not contain complete descriptions of all of the parties' rights and obligations under the Stock Purchase Agreement and is qualified in its entirety by reference to the Stock Purchase Agreement, copy of which is filed hereto as Exhibit 11 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

The percentages set forth below are based on 49,706,450 Shares outstanding as of March 31, 2017, based on information provided to the Reporting Persons by the Issuer.

(a), (b)   FIMI ENRG 1 and FIMI ENRG 2 beneficially own, and each of FIMI IV 2007 and Ishay Davidi may be deemed, by virtue of their relationship with FIMI ENRG, to beneficially own and have shared power of disposition and voting, over 6,924,118 Shares, representing approximately 13.93% of the Issuer's outstanding Shares. As a result of the voting provisions described in Item 4 of Schedule 13D, the Reporting Persons may be deemed to also beneficially own, and have shared voting power over, 10,451,077 Shares, representing approximately 21.02% of the Issuer's outstanding Shares, when including the 3,526,959 Shares beneficially owned by Bronicki Investments on the date of this filing. The Reporting Persons disclaim beneficial ownership of all shares beneficially owned by Bronicki Investments.

It should also be noted that Messrs. Gillon Beck and Ami Boehm, who serve as members of the Issuer's board of directors, are officers of FIMI IV 2007, the managing general partner of FIMI ENRG. Each of Messrs. Beck and Boehm beneficially owns 37,500 Shares issuable to each of them upon the exercise of options that are exercisable within 60 days of May 4, 2017, which options have exercise prices that range between $18.56 and $38.24 per Share and expire at different periods between November 6, 2019 and November 3, 2022, and will be sold (directly or indirectly) to ORIX at the closing of the transactions contemplated by the Stock Purchase Agreement and constitute part of the Purchased Shares.

(c)          None of the Reporting Persons have effected any transactions in the Shares in the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.

(d)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.

(e)          Not applicable.
Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the Stock Purchase Agreement and is incorporated herein by reference. A copy of the Stock Purchase Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.
Item 7.  Material to be Filed as Exhibits.
The following exhibit is added to Item 7 of Schedule 13D:

Exhibit 11 – Stock Purchase Agreement dated as of May 4, 2015 by and among, ORIX, Bronicki Investments, FIMI ENRG, Isaac Angel and Doron Blachar*.

* Filed herewith.

SIGNATURE
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: May 5, 2017
FIMI IV 2007 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI ENRG, Limited Partnership. By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI ENRG, Limited Partnership By: FIMI IV 2007 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Ishay Davidi By: /s/ Ishay Davidi